OAKLAND PRO SOCCER, LLC DBA OAKLAND ROOTS SPORTS CLUB

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Oakland Pro Soccer, LLC DBA
Oakland Roots Sports Club
Oakland, California

Opinion

We have audited the financial statements of Oakland Pro Soccer, LLC DBA Oakland Roots Sports Club (the "Company,"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.



In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

July 5, 2024
Los Angeles, California

OAKLAND PRO SOCCER LLC DBA OAKLAND ROOTS SPORTS CLUB

BALANCE SHEETS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

As of December 31,		**2023**		**2022**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	858,870	$	777,596
Acccounts Receivable, net		201,879		125,208
Due From Related Party		67,461		52,796
Inventory		49,796		-
Prepaids And Other Current Assets		110,600		19,966
Total Current Assets		**1,288,606**		**975,566**
Property And Equipment, Net		4,676,989		2,767,821
Intangible Assets, Net		2,840,167		3,298,433
Right Of Use Assets		345,327		395,119
Total Assets	**$**	**9,151,089**	**$**	**7,436,939**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	1,249,744	$	164,560
Credit Card		5,930		1,379
Deferred Revenue		619,237		399,861
Current Portion of Lease Liabilities		240,967		198,318
Other Current Liabilities		29,103		259,828
Total Current Liabilities		**2,144,981**		**1,023,946**
Notes Payable, related party		8,628,774		9,200,000
Lease Liabilities, net of current portion		111,462		196,800
Other Long-Term Liabilities		-		-
Accrued Interest		948,217		258,006
Total Liabilities		**11,833,434**		**10,678,752**
MEMBERS' EQUITY				
Members' Equity		(2,682,345)		(3,241,813)
Total Liabilities And Members' Equity	**$**	**9,151,089**	**$**	**7,436,939**

See accompanying notes to financial statements.

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 4,063,284	$ 3,775,068
Cost of Goods Sold	293,759	492,247
Gross Profit	**3,769,525**	**3,282,821**
Operating Expenses		
Personnel	4,594,838	4,267,527
Professional Services	736,650	1,484,579
General and Administrative	7,769,227	8,281,585
Sales and Marketing	191,984	186,320
Total Operating Expenses	**13,292,699**	**14,220,011**
Net Operating Loss	**(9,523,174)**	**(10,937,190)**
Interest Expense	723,034	171,845
Other Income	127,924	1,162,172
Loss Before Provision For Income Taxes	**(10,118,284)**	**(9,946,863)**
Benefit/(Provision) For Income Taxes	-	-
Net Loss	**$ (10,118,284)**	**$ (9,946,863)**

See accompanying notes to financial statements.

(USD $ in Dollars)

Balance—December 31, 2021	$	**238,786**
Capital Contribution		6,466,264
Net Loss		(9,946,863)
Balance—December 31, 2022	$	**(3,241,813)**
Debt Conversion		2,071,227
Capital Contribution		8,606,525
Net Loss		(10,118,284)
Balance—December 31, 2023	$	**(2,682,345)**

See accompanying notes to financial statements.

OAKLAND PRO SOCCER LLC DBA OAKLAND ROOTS SPORTS CLUB

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (10,118,284)	$ (9,946,863)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and Amortization Expense	681,088	667,069
Non-cash Lease Expense	18,552	34,358
Changes In Operating Assets and Liabilities:		
Accounts Receivable	(76,671)	(102,782)
Due From Related Party	(14,665)	563,619
Inventories	(49,796)	9,910
Prepaids And Other Current Assets	(90,634)	20,652
Accounts Payable	1,085,184	(1,983,746)
Credit Card	4,551	(23,427)
Deferred Revenue	219,376	(50,753)
Other Current Liabilities	(230,725)	97,833
Accrued Interest	690,211	168,316
Other Long-Term Liabilities	-	(116,000)
Net Cash Used In Operating Activities	**(7,881,814)**	**(10,661,815)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases Of Property And Equipment	(2,143,438)	(369,905)
Net Cash Used In Investing Activities	**(2,143,438)**	**(369,905)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds From Note Payables	1,500,000	4,787,465
Capital Contributions	8,606,525	6,466,264
Net Cash Provided By Financing Activities	**10,106,525**	**11,253,729**
Change In Cash and Cash Equivalents	81,274	222,009
Cash and Cash Equivalents—Beginning Of Year	777,596	555,587
Cash and Cash Equivalents—End Of Year	**$ 858,870**	**$ 777,596**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ 32,823	$ 3,529
OTHER NON CASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Right-Of-Use Assets Acquired In Exchange For Lease Liabilities	$ 212,497	$ 429,477
Notes Payable Converted To Equity	$ 2,071,227	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Oakland Pro Soccer LLC DBA Oakland Roots Sports Club was formed on July 11, 2018 in the state of California. The financial statements of Oakland Pro Soccer LLC DBA Oakland Roots Sports Club (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Oakland, California.

Oakland Roots Sports Club is an American professional soccer team based in Oakland, California currently playing in the USL Championship.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $320,434 and $285,568, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Management deemed allowance for expected credit losses to not be material to the financial statements.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computers	5 years
Equipment	5 years
Furniture & Fixtures	5 years
Turf	15 years
Software	5 years
Franchise Right	10 years

Construction-in-progress relates to direct costs incurred in the construction of training facility and temporary and permanent stadiums. No depreciation expense is recorded on construction-in-progress until such time as the relevant assets are completed and put into use.

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include software and licenses and are amortized over the period of five and ten years, respectively.

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when services are provided to the customer. The Company earns revenues from sponsors, concession sales, sale of match tickets and club related merchandise.

Cost of sales

Costs of sales include costs of purchasing food, beverage and merchandise.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2023 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $191,984 and $186,320, which are included in the sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 5, 2024, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables refer to trade receivables, account payables consist primarily of trade payables, accrued revenue refers to income that has been collected but without fulfilling revenue recognition prerequisites while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage. Inventory refers to purchased goods while accrued interest relates to accrued interest on related parties' loans.

Prepaid and other current assets consist of the following items:

As of December 31,		2023		2022
Prepaid Expenses	$	91,134	$	2,300
Deposits		19,466		17,666
Total Prepaids and Other Current Assets	$	**110,600**	$	**19,966**

Other current liabilities consist of the following items:

Other Current Liabilities:

As of December 31,		2023		2022
Accrued Expenses	$	-	$	138,918
Payroll Liabilities		28,868		-
Sales Tax Payable		235		4,910
Contract Fee Payable		-		116,000
Total Other Current Liabilities	$	**29,103**	$	**259,828**

4.   PROPERTY AND EQUIPMENT

Property and equipment consist of:

As of December 31,		2023		2022
Computers	$	60,176	$	56,306
Equipment		966,141		948,017
Furniture & Fixtures		101,520		101,520
Turf		1,908,958		1,908,958
Property and Equipment, at Cost		**3,036,795**		**3,014,801**
Accumulated Depreciation		(946,229)		(703,407)
Property and Equipment, net		**2,090,566**		**2,311,394**
Capital Work In Progress		2,586,422		456,428
Total Property and Equipment	$	**4,676,989**	$	**2,767,821**

Assets under construction refer to the construction of a new training facility as well as a temporary and a permanent stadium.

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $242,822 and $228,803, respectively.

5. INTANGIBLE ASSETS

Intangible assets consist of:

As of December 31,		2022		2022
Software	$	11,448	$	11,448
Licences		4,382,648		4,402,648
Intangible Assets, at cost		**4,394,096**		**4,414,096**
Accumulated Amortization		(1,553,929)		(1,115,663)
Intangible Assets, net	$	**2,840,167**	$	**3,298,433**

Amortization expenses for intangible assets for both fiscal years ended December 31, 2023, and 2022 were in the amount of $438,266.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of December 31, 2023

Members's Name	Ownership Percentage
Oakland Soccer Opportunity Fund LLC	77.74%
Member 1	9.50%
Member 2	3.58%
Member 3	3.47%
Member 4	2.50%
Member 5	2.37%
Member 6	0.36%
Member 7	0.17%
Member 8	0.17%
Member 9	0.12%
Total	**100%**

7. DEBT

The Company had outstanding term loans/ notes payable with varying maturities. Details of loans outstanding are as follows:

			As of December 2023			As of December 2022		
Instrument Holders	Maturity year	Effective Interest Rate	Current Portion	Non Current Portion	Indebtedness	Current Portion	Non Current Portion	Indebtedness
Steven Aldrich	2027	SOFR+1.5%	$ -	$ 3,000,000	$3,000,000	$ -	$2,250,000	$2,250,000
Regista Holdings, LLC	2027	SOFR+1.5%	-	5,628,773	5,628,773	-	6,950,000	6,950,000
			$ -	$ 8,628,774	$8,628,774	$ -	$9,200,000	$9,200,000

The interests accrue monthly on effective interest rate and the principal and accrued interests are to be repaid upon maturity of the loans. On or prior to the maturity date, in the event the Holder's ownership interest decreases below certain percent the Holder shall have the option to convert outstanding principal Class C Units of the Company up to an amount that would restore the Holder to previous percentage in the Company.

During 2023, the Company converted $2,071,227 of debt into equity issuing 511.41 Class C membership units at $4,050 per unit.

As of December 31, 2023, the aggregate maturities of long-term borrowings are as follows:

Year Ending December 31, 2023	
2024	-
2025	-
2026	-
2027	8,628,774
Total Maturities Of Long-Term Borrowings	8,628,774
Less: Current Portion Of Long-Term Borrowings	-
Long-Term Borrowings	$ 8,628,774

8. LEASES

In 2022, the Company entered into several lease agreements to rent apartments and equipment. Leases have an original period expiring on November 31, 2024, and May 1, 2027. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured. Its lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

The weighted average lease term as of December 31, 2023, is 1.25 years.

The weighted average discount rate used for the year ended December 31, 2023, was 10%.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2023, are as follows:

As of December 31,	2023
2024	$ 268,511
2025	60,127
Thereafter	80,170
Undiscounted Lease Payments	408,808
Less: Present Value Discounts	(37,563)
Total	**$ 371,245**

9. RELATED PARTY TRANSACTIONS

The Company has determined that key management personnel consist of investors, executive and non-executive members of the Board of Directors and corporate officers.

As of December 31, 2023, and 2022, the amounts due from members, which relate to reinvoiced services, were $67,461 and $52,796 respectively.

During fiscal years 2020 and 2021, the Company had entered into loans as outlined in footnote 7. As of December 31, 2023, and 2022, amounts due to members in regard to loans were $8,628,774 and $9,200,000 respectively while accrued interest amounted to $948,217 and $258,006 respectively. Loans bear an interest rate of SOFR+1.5% p.a and mature in 2027.

10. COMMITMENTS AND CONTINGENCIES

Operating leases

In addition to long-term leases the Company has a number of short-term leases in place. Rent expenses were in the amount of $800,061 and $1,254,474 as of December 31, 2023, and December 31, 2022, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through July 5, 2024, which is the issuance date of these financial statements.

In the first half of 2024 the Company secured a loan in the amount of $1,000,000. The loan bears an interest rate of SOFR+1.5% p.a. and is payable in full upon maturity in 2029.

On June 14, 2024, the Company raised capital from existing investors in total amount of $3,664,975, issuing 355.96 Class C membership interests.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The Company has a net operating loss of $9,523,174, net operating cash outflows of $7,881,814, and liquid assets in cash of $858,870. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.